SCHLUETER & ASSOCIATES, P.C.

5290 DTC PARKWAY, SUITE 150

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

June 23, 2020

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Katherine Bagley

Re:	Huahui Education Group Limited Registration Statement on Form F-1 Amendment No. 1 File No. 333-235275

Dear Ms. Bagley,

We represent Huahui Education Group Limited (“Registrant” and “Company”) as US counsel. The Registrant is filing Amendment No. 1 to its Registration Statement on Form F-1 with the Securities and Exchange Commission.

We note that during May and early June of 2020 one of the Company’s principal shareholders, Meisi Co., Limited (“MEISI”), has sold 29,867,000 shares of the stock that it acquired in the reverse takeover to ten existing shareholders of the Registrant, who are not affiliates of the Company and who are all residents and citizens of the Peoples Republic of China. These private sales were done in order for the Registrant to be able to satisfy one of the requirements for trading on the OTCQB—namely that the Registrant must have a freely traded public float of at least 10% of the total shares issued and outstanding. The number of shares being registered for resale by non-affiliates has been increased to a total of 30,901,900 shares and the number being registered for resale by affiliates is 1,000,000 or approximately 3.1% of the total number of shares being registered for resale. Appropriate revisions have been made in Amendment No. 1 to the Registration Statement to reflect these facts.

The purpose of this letter is to respond to the comment letter dated December 19, 2019, from the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above-referenced registration statement (the “Registration Statement”). For your convenience, the comments have been reproduced below, followed by the Registrant’s response. The Registrant is concurrently filing Amendment No. 1 to the Registration Statement.

U.S. Securities and Exchange Commission June 23, 2020 Page 2

Registration Statement on Form F-1

General

1.	We note your disclosure on the prospectus cover page that “[t]here is no market for the Ordinary Shares and there can be no assurance that a market for the shares will develop;” however, you also disclose that the Selling Shareholders may sell their Ordinary Shares “at prevailing market prices.” Because there is currently no market for your Ordinary Shares, please fix a price for this offering. Alternatively, tell us why you believe you are not required to do so.

Response:

The disclosure has been revised to provide that the Selling Shareholders may sell their shares at a fixed price of $0.08 per share until the Registrant’s Ordinary Shares are quoted on the OTCQB, at which time the shares may be sold at prevailing market prices or at privately negotiated prices.

Further, the Registrant has significantly reduced the number of shares that are being registered for resale. Although not commented upon directly in the Staff’s letter dated December 19, 2019, the Registrant believes that it is appropriate to address the issues set forth in Question 612.09 of the Staff’s Compliance and Disclosure Interpretations (the “Interpretation”) under the Securities Act of 1933, as amended (“Securities Act”). The number of shares being registered by the Affiliated Shareholders has been reduced to 1,000,000 shares, which is approximately 3.1% of the total number of shares being registered for resale. The term “Affiliated Shareholders” shall mean Feier Co., Limited, Meisi Co., Limited, Junze Zhang, and Zhongpeng Chen.

As a result of the reduction in the number of shares being offered by the Affiliated Shareholders, and for the reasons discussed below, we respectfully submit that the offering contemplated by the Registration Statement is a valid secondary offering by or on behalf of the selling stockholders that may be registered for sale on a continuous basis pursuant to Rule 415(a)(1)(i) under the Securities Act. The Registrant believes that careful consideration of all of the factors articulated in the Interpretation clearly supports the conclusion that the offering does not amount to a distribution by the selling stockholders on behalf of the Registrant.

On February 22, 2019, the Company completed the process of redomiciling the Company from Nevada to the Cayman Islands. Approximately 50 individual shareholders (the “Individual Shareholders”) acquired 1,034,900 of the Registrant’s Ordinary Shares on a 1:1 exchange of their Nevada shares. The shares issued to the Individual Shareholders were issued in reliance on Regulation S adopted under the Securities Act and Regulation D promulgated thereunder (“Redomicile Merger”).

On July 3, 2019 (the “Closing Date”), the Registrant closed on a share exchange (the “Share Exchange”) with HUAHUI GROUP STOCK LIMITED (“HGSL”), a Seychelles company limited by shares, and HUAHUI GROUP (HK) CO., LIMITED (“HGHK”), a company with limited liability formed under the laws of Hong Kong and a wholly owned subsidiary of HGSL. As a result, HGHK is now a wholly owned subsidiary of the Company. Under the Share Exchange Agreement, on the Closing Date, the Company issued a total of 300,000,000 of its Ordinary Shares to the HGSL Shareholders in exchange for 100% of the common stock of HGSL. The HGSL Shareholders are Feier Co., Limited, Meisi Co., Limited, and Junze Zhang. The Share Exchange transaction will sometimes be referred to as the reverse takeover (“RTO”). Feier Co., Limited, Meisi Co., Limited, and Junze Zhang acquired their shares in the RTO in an exempt transaction made in reliance on Regulation S adopted under the Securities Act.

U.S. Securities and Exchange Commission June 23, 2020 Page 3

Following the closing, the HGSL Shareholders owned approximately 99.1% of the Company’s outstanding shares and the former shareholders of the Company owned approximately 0.9%. Mr. Zihua Wu, the former sole officer and director of the Company, resigned from all positions with the Company immediately before the closing of the Share Exchange and Mr. Junze Zhang was appointed as the Company’s President, Chief Executive Officer, Chief Financial Officer and Secretary, as well as a director. Mr. Zhongpeng Chen also was appointed a director of the Company. As a result of the Share Exchange, HGSL became the wholly-owned subsidiary of the Company and ZHONGDEHUI (SHENZHEN) EDUCATION DEVELOPMENT CO., LIMITED (“ZDSE”), HGSL’s indirect, wholly-owned subsidiary, became the Company’s sole operational business.

In May and June 2020 Meisi Co., Limited sold 29,867,000 shares of the stock that it acquired in the RTO to ten existing shareholders of the Registrant (“Private Sale”), who are not affiliates of the Company and who are all residents and citizens of the Peoples Republic of China. The ten purchasing shareholders shall sometimes be referred to as the “Purchasing Individual Shareholders.” These private sale transactions were made in exempt transactions in reliance upon Regulation S adopted under the Securities Act.

The Individual Shareholders, the Purchasing Individual Shareholders, Feier Co., Limited, Meisi Co., Limited, and Junze Zhang shall be collectively referred to as “Investors.”

The securities being registered for resale by the Investors are ordinary shares without any conversion or preference rights. Each of the Individual Shareholders acquired his/her/its shares directly from the Registrant on February 22, 2019, in the Redomicile Merger, and the Purchasing Individual Shareholders acquired their additional shares from Meisi Co., Limited in the Private Sale. The HGSL Shareholders acquired their shares in the Registrant directly at the time that the RTO was completed in July 2019. The Individual Shareholders had all unconditionally paid for their shares in the Nevada company prior to the Redomicile Merger in which they exchanged the shares they held in the Nevada company for Ordinary Shares in the Registrant on a 1:1 basis. The Purchasing Individual Shareholders acquired their additional shares from Meisi Co., Limited, and fully paid for those shares at the time of purchase. No Investor has any right to acquire additional securities or to demand any adjustment in the number of shares it previously acquired based on future events or otherwise. Thus, the Investors were at market risk from the moment they acquired their shares and continue to be at risk today.

In short, the issuance of shares in the Redomicile Merger, the issuance of the shares in the RTO, and the Private Sale did not include or possess any of the post-closing re-pricing features that have historically given rise to the Staff’s concerns under Rule 415. Furthermore, we believe that careful consideration of the factors enumerated in the Interpretation supports the conclusion that the resale registration statement constitutes a valid secondary offering and not an offering “by or on behalf of the Registrant.” We are aware of and have reviewed correspondence relating to, several secondary offerings in which the Staff, under circumstances very similar to this registration statement, did not recharacterize the offering as a primary offering.

U.S. Securities and Exchange Commission June 23, 2020 Page 4

A. Background

The Registrant is seeking to register 31,901,900 ordinary shares (“Registration Shares”), par value $0.0001 per share. Of this amount, 1,000,000 shares are being registered for the Affiliated Shareholders (“Affiliate Shares”), and 30,901,900 are being registered for the non-affiliated shareholders (“Non-Affiliate Shares”). The Registration Shares may be offered and sold by approximately 53 selling stockholders.

Exemption from Registration

All of the Registration Shares were issued pursuant to the exemptions from registration provided by Regulation S adopted under the Securities Act or under Section 4(a)(2) of the Securities Act.

In the Private Sale, each Purchasing Individual Investor completed a Stock Purchase Agreement that contained Regulation S representations and warranties (collectively “Stock Purchase Agreements”). In the Redomicile Merger, each Individual Investor completed a Subscription and Exchange Agreement that contained Regulation S representations and warranties for non-US shareholders and contained other appropriate representations and warranties under Section 4(a)(2) for US shareholders (“Agreement”) and made extensive representations. The Stock Purchase Agreements and the Agreement contained representations with respect to:

(a)	Access to Information and Significant Risks.

(b)	Sophistication and Knowledge.

(c)	Lack of Liquidity.

(d)	No Public Solicitation.

(e)	Authority.

(f)	No Brokers or Finders.

(g)	Compliance with Local Laws.

(h)	Specific Representations as to the availability of the Regulation S Exemption.

(i)	Regulation S and Resale Legends on Stock Certificates.

(j)	Consent to Entry of Stop Transfer Orders.

(k)	Agreement that Transfers Must Comply with Regulation S.

(l)	No Registration Rights.

U.S. Securities and Exchange Commission June 23, 2020 Page 5

B. Non-Affiliates; Relationships with Selling Stockholders

Management believes that approximately 49 Selling Shareholders are not affiliated with the Registrant, and 4 shareholders are affiliated. The Registrant’s management and directors are not aware of any relationships or agreements among any of the 49 non-affiliated shareholders and members of management or their affiliates, nor does the Registrant have any reason to believe that such relationships or agreements exist.

The shareholders holding the Redomicile Merger shares incurred all of the economic and market risk attendant to the Redomicile Merger on February 22, 2019. The HGSL Shareholders incurred all of the economic and market risk when they closed the Share Exchange in July 2019.

To the best of Management’s knowledge and belief none of the Selling Shareholders, other than Meisi Co., Limited, Feier Co., Limited, Junze Zhang, and Zhongpeng Chen are affiliated with the Registrant or its affiliates.

C. Rule 415 Analysis

In 1983, the SEC adopted Rule 415 under the Securities Act to permit the registration of offerings to be made on a delayed or continuous basis. Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the Rule. In relevant part, Rule 415 provides:

“(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:

(1) The registration statement pertains only to:

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;…[or]

(x) Securities registered (or qualified to be registered) on Form S-3 or Form F-3 (§239.13 or §239.33 of this chapter) which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of the registrant, a majority-owned subsidiary of the registrant or a person of which the registrant is a majority-owned subsidiary….”

Under Rule 415(a)(1)(i), an issuer may register shares to be sold on a delayed or continuous basis by selling stockholders in a bona fide secondary offering without restriction.

In the event that an offering registered in reliance on Rule 415(a)(1)(i) is deemed to be an offering that is “by or on behalf of the registrant” as specified in Rule 415(a)(1)(x), Rule 415 contains additional limitations. Rule 415(a)(4) provides that:

“In the case of a registration statement pertaining to an at the market offering of equity securities by or on behalf of the registrant, the offering must come within paragraph (a)(1)(x) of this section. As used in this paragraph, the term ‘at the market offering’ means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.”

U.S. Securities and Exchange Commission June 23, 2020 Page 6

As a result, if an offering which purports to be a secondary offering is characterized as an offering “by or on behalf of the registrant,” Rule 415 is only available to register an “at the market offering” if the registrant is eligible to use Form S-3 or Form F-3 to register a primary offering.

In the event that the offering registered by the Registration Statement is re-characterized as a primary offering on behalf of the Registrant, (i) the offering would have to be made on a fixed price basis (in other words, the Investors would not be able to sell their securities at prevailing market prices) unless the Registrant is eligible to use Form F-3 for a primary offering, (ii) the Investors would be deemed to be “underwriters” with respect to the Registration Shares (with the attendant liabilities under Section 11 of the Act) and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 would never be available to them to effect resales of their securities. Because of the requirements of Rule 415, the Staff’s interpretation of Rule 415 has a dramatic and potentially disastrous impact on the ability of a selling stockholder to effect the resale of its securities. Because re-characterizing the offering as “by or on behalf of the Registrant” has such a draconian impact, and a mischaracterization can have a chilling effect on the ability of smaller public companies – like the Registrant — to raise capital, the Staff should only re-characterize a secondary offering as being on behalf of a registrant after careful and complete review of all of the relevant facts and circumstances.

The Staff has previously recognized the delicacy with which the analysis of a particular transaction must be undertaken. In the Interpretation, the Staff has set forth a detailed analysis of the relevant factors that should be examined. The Interpretation provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary offering is really on behalf of the issuer is a difficult factual one and is not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (emphasis added).

As the Interpretation indicates, the question is a “difficult” and “factual” one that involves an analysis of many factors and “all the circumstances.”

Each of the relevant factors listed in the Interpretation is discussed below in the context of the Redomicile Merger, the RTO, and the Private Sale. In our view, based on a proper consideration of all of those factors, the Staff should conclude that (i) the Registration Statement relates to a valid secondary offering and (ii) all of the shares can be registered for sale pursuant to Rule 415(a)(1)(i). The Registration Shares, the RTO Shares, and the shares purchased in the Private Sale may sometimes be hereinafter referred to as the “Securities.”

U.S. Securities and Exchange Commission June 23, 2020 Page 7

1.	The length of time that the Investors have held, and will hold, the Securities is inconsistent with a determination that the offering is on behalf of the Registrant.

Presumably, the longer the time the Securities are held, the less likely it is that the selling stockholders are acting as a mere conduit for the Registrant. In this case, the Individual Shareholders have now held their Securities for approximately 16 months as of the date of this letter, and the HGSL Shareholders have held their shares for approximately 11 months. The Purchasing Individual Investors have only recently acquired their additional shares from Meisi Co., Limited although as Individual Investors they have been shareholders of the Registrant or its predecessor since before the Redomicile Merger. Further, for the reasons discussed in Item 2 below, the Investors will likely be required to continue to hold their Securities for a significant additional length of time. This holding period is longer than the period required by the Staff for “PIPE” transactions.

The Staff’s “PIPEs” interpretation is set forth in Question 116.19 of the CDIs for the Securities Act Forms (the “PIPEs Interpretation”). The PIPEs Interpretation provides in relevant part that:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement…. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the private placement. Since no holding period is required for a PIPE transaction to be a valid secondary offering, by analogy, the holding periods for the Investors must also be sufficient for a valid secondary offering.

This concept comports with long-standing custom and practice in the PIPEs marketplace. In many PIPE transactions a registration statement is filed shortly after closing (typically, 30 days) and declared effective shortly thereafter (typically, 90 days after closing). In the instant case, there was no mandatory requirement for a registration statement to be filed. Filing a resale registration statement was discussed with management, and they were aware of the potential of a full review of the Registration Statement by the SEC, which would significantly extend the amount of time before which the Shares, RTO Shares, and the shares acquired in the Private Sale could be registered for resale. Further, there is no trading market, and a trading market will only occur after the Registration Statement is declared effective and a Form 211 is filed with OTC Corporate Action and approved. This will take additional time after the Registration Statement is declared effective, and there is no assurance that there will ever be a trading market. Given these facts, the Individual Shareholders did not expect to have the ability to quickly exit their positions.

U.S. Securities and Exchange Commission June 23, 2020 Page 8

The factors discussed above, including the length of time that has elapsed since the Shares and the RTO Shares were originally acquired by the Investors and that will ultimately elapse prior to the ordinary shares first becoming saleable in the public market, combine to support the conclusion that the offering pursuant to the Registration Statement is a valid secondary offering.

2.	The circumstances under which the Investors received the Securities do not support a conclusion that the offering is by or on behalf of the Registrant.

The Securities were issued under valid exemptions pursuant to Regulation S that analogously complies with the PIPEs Interpretation.

The Redomicile Merger, the RTO, and the shares acquired in the Private Sale do not contain the potentially abusive terms that have given rise to previous Staff concerns. The Securities do not contain any post-closing re-pricing features. No Investor, in the Redomicile Merger nor in the RTO, nor in the Private Sale has any other subscription rights to obtain additional ordinary shares or for the issuance of additional securities based on subsequent events or circumstances. The Individual Shareholders unconditionally exchanged their shares in the Nevada company for Ordinary Shares in the Registrant at the time of their Subscription and Exchange. The HGSL Shareholders unconditionally transferred ownership and control of HGSL’s subsidiary and its operations to the Registrant at the closing of the RTO, and the Purchasing Individual Shareholders paid for and acquired control of the shares sold in the Private Sales upon completion of each purchase and sale transaction. All of the Investors were, and have continued to be, at market risk. They will continue to be at market risk until the Registration Shares are trading in the US markets, and, even if trading, the liquidity of that market is uncertain.

All of the Investors specifically represented that they were not acquiring their Securities for the purpose or with the intent of effecting a distribution in violation of the Securities Act. There is no evidence to suggest that those representations were false. Because the Investors are still subject to market risk if the Securities decrease in value, the fact that they were willing to participate in the Redomicile Merger, the RTO and the Private Sale with the knowledge that their ability to fully exit their positions would be restricted for an extended period of time should provide additional evidence that they purchased or acquired their Securities as an investment (and not with the intent to effect a distribution in violation of the Securities Act).

In order for the Staff to conclude that the offering covered by the registration statement is in fact a “veiled” secondary offering on behalf of the Company, it would have to conclude that 53 unrelated Investors colluded in contravention of representations each made in their Subscription and Exchange Agreement, the Share Exchange Agreement for the RTO, or the Stock Purchase Agreements. There is no evidence of any arrangement, agreement, or plan among the various Investors to effect a distribution of the Shares.

The circumstances of the Redomicile Merger, the RTO, and the Private Sale underscore that it would be virtually impossible for the Investors to effect an illegal distribution because there is no existing trading market for the Securities. In these circumstances, it is not credible to conclude that the Investors have purchased their Securities for the purpose of making a distribution. For all practical purposes, the Investors are locked into their investments, regardless of whether their shares are registered.

U.S. Securities and Exchange Commission June 23, 2020 Page 9

3.	The relationship of the Investors to the Registrant does not support a conclusion that the Investors are acting on behalf of the Registrant.

The Individual Shareholders participated in the Redomicile Merger as a result of the determination by former management that moving to the Cayman Islands from Nevada was in the best interest of the Individual Shareholders and they were contacted by the management of the Company to approve the Redomicile Merger.

4.	The number of Registration Shares involved in the offering is not dispositive of a conclusion that the Investors acted on behalf of the Registrant.

At the outset, it is important to note that the amount of securities involved in an offering is only one factor cited in the Interpretation to be considered by the Staff in applying Rule 415. However, in practical application, it appears that the amount of securities being registered has become the only factor which the Staff finds relevant. This focus on the number of securities being registered is inconsistent with the Interpretation and the facts and circumstances surrounding transactions like the Redomicile Merger and the RTO.

The availability of Rule 415 depends on whether the offering is made by selling stockholders or deemed to be made by or on behalf of the issuer. For the Staff to determine that the offering is really being made on behalf of the Registrant, the Staff must, by definition, conclude that the selling stockholders are seeking to effect a distribution of the securities. If the Staff’s primary concern, as it must be, is that a distribution is taking place, then the number of securities being registered should be one of the least important factors in the Staff’s analysis. Clearly, an illegal distribution of securities can take place when the amount of securities involved is less than one-third of the issuer’s public float. In fact, for the reasons described above, it is far easier to effect an illegal distribution when the number of securities involved is relatively small in relation to the outstanding securities or the public float. As demonstrated above, when investors acquire a large stake of a small public company, it is extremely difficult for them to exit their positions. The larger the investment and the greater the number of shares that they own, the harder it would be for an investor to effect a distribution if it had the intent to do so, especially in the case of a small public company like the Registrant.

Focusing solely on the number of securities being registered in relation to the outstanding securities has a disproportionate impact on smaller public companies - exactly those issuers who are unable to use Form S-3 to register their securities on the shelf and have very limited options to raise funds. It is difficult to harmonize a focus on the number of securities being registered by smaller companies with the SEC’s public commitment to smaller publicly-traded companies. Further, the enactment of the Jumpstart Our Business Startups Act demonstrates that Congress is focused on making access to the capital markets easier, not harder, for smaller public companies.

Moreover, limiting the number of securities being registered does not effect any significant change in the circumstances of a proposed offering. If the selling stockholders are acting as a mere conduit for the issuer, then reducing the number of securities being sold does not change the investment intent of the selling stockholders or their ability to effect a distribution if, in fact, that was their intent.

U.S. Securities and Exchange Commission June 23, 2020 Page 10

Question 216.14 of the CDIs for Securities Act Forms, regarding the use of Form S-3 to effect a secondary offering, provides:

“Secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 [relating to secondary offerings], even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer” (emphasis added).

These interpretive positions make it clear that the amount of securities offered, whether by an affiliate or otherwise, is not the determinative factor when considering whether an offering is properly characterized as a secondary offering. In fact, these interpretative positions make it clear that the number of securities being registered is only relevant where the other facts “clearly indicate” that the offering is not in reality a secondary offering. Here, the other facts with regard to the Registrant, the Individual Shareholders, the Purchasing Individual Shareholders, or the HGSL Shareholders as discussed elsewhere in this response, clearly indicate that the offering is appropriately characterized as a secondary offering permitted under Rule 415(a)(1)(i).

Even if the number of Registration Shares covered by the Registration Statement is the sole focus of the inquiry, the Redomicile Merger, the RTO, and the Private Sale should not raise significant concerns about a “disguised” primary offering. As discussed elsewhere in this letter, the shares being registered for resale by affiliates constitute only 3.1% of the Registration Shares. We are aware that the Staff has permitted the registration of far more shares as a valid secondary offering in other cases.

5.	The Investors are not in the business of underwriting securities.

As noted above, none of the Investors is a broker-dealer. Furthermore, to the Registrant’s knowledge, none of the Investors is in the business of underwriting securities. Each of the Investors represented that (i) it was acquiring the Securities for its own account, and not with a view to the resale or distribution of any part of the Securities in violation of the Securities Act, and (ii) it had no present intention of selling, granting any participation in, or otherwise distributing the Securities in violation of the Securities Act. We respectfully submit that this factor supports the conclusion that the Registration Statement relates to a valid secondary offering and that the offering is not being made “by or on behalf” of the issuer.

6.	The Registrant will not receive any proceeds from the resales of Registration Shares pursuant to the Registration Statement.

Although the Staff indicated in the Interpretation that the question of who receives the proceeds is not the only factor on which an analysis of the character of an offering should be based, it should be important to any such analysis. In this case, the Registrant will not receive any proceeds from the sale or other disposition of the Registration Shares offered by the Investors. The Registrant has no economic interest in the offering. We respectfully submit that this factor supports the conclusion that the Registration Statement relates to a valid secondary offering and that the offering is not being made “by or on behalf” of the issuer.

7.	It does not appear under all of the circumstances that the Investors are acting as a conduit to the Registrant.

It is axiomatic that a “distribution” of securities on behalf of an issuer must be taking place before a person can be acting as a conduit for the issuer and, thus, an “underwriter.” As the facts and analysis provided above demonstrate, the Investors are not engaging in a distribution for the benefit of the Registrant and are not acting as conduits for the Registrant. The Investors made fundamental decisions to invest in the Registrant and disclaimed any intent to illegally distribute their Securities. There is no evidence to suggest that any of the Investors are acting in concert to effect a coordinated distribution of the Registration Shares, nor is the Registrant aware that there are any agreements or understandings with respect to any subsequent investments of the sale proceeds from an Investor back into the Registrant.

U.S. Securities and Exchange Commission June 23, 2020 Page 11

In addition, the number of Registration Shares beneficially owned by the Investors would make it extremely difficult for them to distribute those shares even if it was their intention to do so. None of the Investors is in the business of underwriting securities, and the Registrant will not receive any proceeds from sales of the Registration Shares by the Investors. In these circumstances, we believe the offering that the Registrant seeks to register is a valid secondary offering and may proceed consistent with Rule 415.

D. Conclusion.

On the basis of the foregoing, we believe that the offering covered by the Registration Statement is appropriately characterized as a valid secondary offering and not an offering “by or on behalf of the Registrant.”

We note that Amendment No. 1 has been updated to reflect the filing of the Registrant’s Form 20-F with the SEC, including the updated financial statement included therein. Also, the legal opinion of Cayman Counsel has been included together with their consent.

Please copy any correspondence or requests for information to the undersigned and Celia Velletri. The undersigned’s email is set forth above, and Ms. Velletri’s email is cv@schueterintl.com. If you wish to speak with me, please feel free to call me at the above telephone number.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	Huahui Education Group Limited
PAN-CHINA SINGAPORE PAC